Exhibit 99.1

XORTX THERAPEUTICS INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Notice of Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102

Notice is hereby given that Smythe LLP (the "Former Auditor") resigned as auditors of the Company effective January 16, 2025 and Davidson & Company LLP (the "Successor Auditor") has been appointed as auditors of XORTX Therapeutics Inc. (the "Company" or "XORTX"), effective January 16, 2025. The Audit Committee and the Board of Directors of XORTX considered and approved both the resignation of the Former Auditor and the appointment of the Successor Auditor as auditors of XORTX.

No modified opinion was expressed in the Former Auditor's report on any of the Company's financial statements relating to the period commencing at the beginning of the two most recently completed fiscal years and ending on December 31, 2023. The Former Auditor did not audit any financial statements of the Company subsequent to the fiscal year of the Company ended December 31, 2023.

In the opinion of the Company, prior to the resignation, and as at the date hereof, there were no reportable events, including disagreements, consultations, or unresolved issues as defined in National Instrument 51-102 - Continuous Disclosure Obligations, between the Former Auditor and the Company.

DATED at Vancouver, British Columbia this 16th day of January, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF

XORTX THERAPEUTICS INC.

signed "Michael Bumby"

Michael Bumby

Chief Financial Officer